                                                                  EXHIBIT 99.1


FOR IMMEDIATE RELEASE

Contact:
Laurel Morrison                                 James R. Buckley
Vice President, Chief Financial Officer         Vice President
Charles River Associates Incorporated           Sharon Merrill Associates, Inc.
617-425-3000, Ext. 4476                         617-542-5300

           CHARLES RIVER ASSOCIATES SIGNS LETTER OF INTENT TO ACQUIRE
                     THE TILDEN GROUP, LLC FOR $11.4 MILLION

    ACQUISITION STRENGTHENS CRA'S POSITION IN THE EXPANDING CONSULTING MARKET
              WITH THE ADDITION OF TWO WORLD-CLASS INDUSTRY EXPERTS

BOSTON, October 13, 1998 - Charles River Associates Incorporated (NASDAQ:CRAI), a leading provider of high-level economic, financial and business strategy consulting, today announced that it has signed a letter of intent to acquire the assets of the California-based, The Tilden Group, LLC. The Tilden Group is a privately held specialized consulting firm focusing on economic analysis for litigation, public policy design and business strategy development. The transaction will strengthen CRA's litigation support and business consulting practices and expand its presence in California with the addition of Dr. Michael Katz, an inter-nationally recognized authority on telecommunications, antitrust, intellectual property and business strategy issues, and Dr. Carl Shapiro, a prominent economic expert in the areas of antitrust , intellectual property and business strategy.

     Under the terms of the letter of intent, CRA will pay $11.4 million with a mixture of cash and stock, for the assets of The Tilden Group. The acquisition is expected to close in the fourth quarter of calendar 1998. It is anticipated that in connection with the transaction, Drs. Katz and Shapiro will sign exclusive consulting agreements with CRA. The closing of the transaction will be subject to negotiation of definitive agreements, completion of due diligence and obtaining all necessary approvals.

     In addition to Drs. Katz and Shapiro, The Tilden Group currently employs 10 consulting and administrative staff all of whom are expected to join CRA upon completion of the acquisition. The consulting operations will continue to be conducted out of the Oakland, California office.

CHARLES RIVER ASSOCIATES/2

     "This acquisition marks an important step forward in the execution of our growth strategy," stated James C. Burrows, CRA President and Chief Executive Officer. "We view this acquisition as a major milestone for CRA and are enthusiastic about the growth opportunities that this combination provides. Acquiring The Tilden Group not only strengthens our position as a leading provider of sophisticated, economically-based legal and business consulting advice, but also adds two key consultants with distinguished, world-class reputations in industrial organization, business strategy and telecommunications economics."

     Burrows concluded, "Michael Katz and Carl Shapiro have the extensive knowledge, broad project exposure and high-profile testimony experience to enhance CRA's preeminent reputation in the areas of antitrust, intellectual property, litigation and telecommunications. These two well-known and highly respected experts are welcome additions to CRA's roster of elite consultants. By expanding CRA's already strong presence in the California market, we expect that Carl Shapiro and Michael Katz will be significant contributors to the growth of CRA."

     "The strategic combination of CRA's broad foundation of expertise with The Tilden Group's antitrust, telecommunications and business strategy capabilities creates an even more attractive consulting resource for our client base," Shapiro stated.

     Katz added "the experience and capabilities of CRA's management and consulting staff will strengthen our ability to offer clients comprehensive business and legal consulting solutions."

     Dr. Michael L. Katz is a respected expert in the areas of telecommunications policy, antitrust economics and business strategy. Prior to co-founding The Tilden Group, he was the Chief Economist at the Federal Communications Commission (FCC) where he formulated and implemented regulatory policies for all industries under the FCC's jurisdiction from 1994 to 1996. He has published in such areas as telecommunications, industrial organization, intellectual property and the economics of network effects. He earned his doctorate in economics from Oxford University in 1982 and graduated summa cum laude with an A.B. in economics from Harvard University. Dr. Katz is currently the Edward J. and Mollie Arnold Professor of Business Administration at the Haas School of Business at the University of California at Berkeley.

CHARLES RIVER ASSOCIATES/3

     Dr. Carl Shapiro is a world-renowned expert in the areas of antitrust and intellectual property. Prior to co-founding The Tilden Group, he served as the Deputy Assistant Attorney General for Economics in the Antitrust Division of the U.S. Department of Justice from 1995 to 1996. Dr. Shapiro's depth of knowledge extends across a variety of disciplines, including antitrust, regulation, intellectual property, and competitive strategy. He has published extensively in the areas of industrial organization, competition policy, the economics of innovation and competitive strategy. He earned his Ph.D. in economics from the Massachusetts Institute of Technology (M.I.T.) in 1981, an M.A. in economics at the University of California at Berkeley and a B.S. in economics and math from M.I.T. Dr. Shapiro is currently the Transamerica Professor of Business Strategy at the Haas School of Business at the University of California at Berkeley.

     Charles River Associates is a worldwide leader in the market for sophisticated economic consulting services. Founded in 1965, CRA is known for its expertise in the fields of legal and regulatory economics, business strategy development, energy policy analysis, finance, intellectual property, materials and manufacturing, policy impact evaluation, technology assessment, telecommunications and transportation planning.

     Statements in this press release concerning the future business, operating results and financial condition of the Company are "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based upon management's current expectations and are subject to a number of factors and uncertainties. Information contained in these forward-looking statements is inherently uncertain and actual performance and results may differ materially due to many important factors. Such factors that could cause actual results to differ materially from any forward-looking statements made by the Company include, among others, dependence on key personnel, attracting and retaining qualified consultants, dependence on outside experts, intense competition and professional liability. Further information on these and other potential factors that could affect the Company's financial results are included in the Company's initial public offering prospectus dated April 23, 1998.


                                       ###